Exhibit 99.1
[VIEX Letterhead]
[                       ]
[                       ]
 [                       ]
[                       ]
Re:	Quantum Corporation
Dear Dale:
Thank you for agreeing to serve as a nominee for election to the Board of Directors of Quantum Corporation (the "Company") in connection with the proxy solicitation being considered VIEX Opportunities Fund, LP – Series One and certain of its affiliates ("VIEX") to nominate and elect directors at the Company's annual meeting of stockholders scheduled for January 31, 2017, or any other meeting of stockholders held in lieu thereof and any adjournments, postponements, reschedulings or continuations thereof (the "Solicitation").  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter ("Agreement") will set forth the terms of our agreement.
VIEX agrees to indemnify and hold you harmless against any and all claims of any nature arising from the Solicitation and any related transactions whenever brought and irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to VIEX of false or misleading information (including false or misleading information included in (i) any questionnaire you are requested to complete by VIEX, (ii) any resume provided by you to VIEX or (iii) your LinkedIn profile, if available), or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a "Loss").
In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give VIEX prompt written notice of such claim or Loss (provided that failure to promptly notify VIEX shall not relieve it from any liability which it may have on account of this Agreement, except to the extent VIEX shall have been prejudiced by such failure). Upon receipt of such written notice, VIEX will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. VIEX may not enter into any settlement of Loss or claim without your consent unless such settlement includes a general release in your favor. Notwithstanding anything to the contrary set forth in this Agreement, VIEX shall not be responsible for any fees, costs or expenses, including for separate legal counsel, incurred by you without VIEX's prior written approval.  In addition, you agree not to enter into any settlement of Loss or claim or make any admission without the written consent of VIEX.

You hereby agree to keep confidential and not disclose to any party, without the consent of VIEX, any confidential, proprietary or non-public information (collectively, "Information") of VIEX or its affiliates which you have heretofore obtained or may obtain. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by VIEX or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.
Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify VIEX so that VIEX may seek a protective order or other appropriate remedy or, in VIEX's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or VIEX does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of VIEX and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.
All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of VIEX and, upon the request of a representative of VIEX, all such information shall be returned or, at VIEX's option, destroyed by you, with such destruction confirmed by you to VIEX in writing.
You acknowledge that you are aware that the United States securities laws impose restrictions on the ability of any person who has material non-public information about a company to trade in the securities of such company and to communicate such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.
This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.  The parties agree to the exclusive jurisdiction of the state and federal courts of New York, New York, and waive, and agree not to plead or to make, any claim that any action or proceeding brought in the state and federal courts of New York, New York has been brought in an improper or inconvenient forum.
THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.
*          *          *

If you agree to the foregoing terms, please sign below to indicate your acceptance.
Very truly yours,

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

By:	VIEX GP, LLC General Partner

By:
	Name:	Eric Singer
	Title:	Managing Member

ACCEPTED AND AGREED:

Name: